Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report, particularly in “Risk Factors.”

Overview

The government of the People’s Republic of China, or the PRC, has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business. Therefore, investors of our company and our business face potential uncertainty from the PRC government. Changes in China’s economic, political or social conditions or government policies could materially adversely affect our business and results of operations. These risks could result in a material change in our operations and/or the value of our securities or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In particular, recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, may impact our ability to conduct our business, accept foreign investments, or continued to be listed on a U.S. or other foreign stock exchange.

We provide general English language training (“ELT”) services in China. We are committed to improving the overall English competence and practical English language skills of the general Chinese population. We offer a comprehensive ELT service portfolio comprising general adult ELT, junior ELT, overseas training services, online ELT and other English language-related services to students from a wide range of age groups.

We have established a highly scalable offline-online business model. We have a nationwide offline network of both self-operated learning centers and franchised learning centers. As of June 30, 2021, we had established a nationwide offline learning center network of 92 self-operated learning centers covering 25 cities in 15 provinces, autonomous regions and municipalities in China, and 10 franchised learning centers across 9 cities in 9 provinces and municipalities in China. As of June 30, 2021, we had approximately 1.9 million registered users on our “Likeshuo” platform and cumulatively over 340,000 paying users, who purchased our online ELT courses or trial lessons. As of such date, the cumulative number of student enrollments in our online ELT courses since 2014 was approximately 200,000 and we had delivered over 6.05 million accumulated course hours to our students online.

Operating Results

Major Factors Affecting Our Results of Operations

We operate in China’s ELT market, and our results of operations and financial condition are significantly affected by the general factors driving this market. China’s rapid economic growth over the past two decades and the increasing per capita disposable income of its population have led to both increased spending on English language education services and intensified competition for high-quality education resources.

We have benefited from a number of factors, including, but not limited to, China’s rising birth rate, which largely results from the rising population in large urban centers, increases in average household income, increasing number of high-income families, limited penetration of ELT services across China, favorable government policies that support the growth of private education enterprises and permits that increase operational and pricing flexibility, and the continued focus on study-abroad opportunities by parents.

At the same time, our results are subject to changes in the regulatory regime governing the education industry in the PRC. The PRC government regulates various aspects of our business and operations, including the qualification and licensing requirements for entities that provide education services, standards for operating facilities, and limitations on foreign investments in the education industry. In addition, the PRC laws and regulations on private education and training services and related regulatory practices are constantly evolving, involve substantial uncertainties, and their implementation differs from region to region. On July 24, 2021, the Double Reduction Opinions on Further Alleviating the Burden of Homework and After-School Training for Students in Compulsory Education was issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council of the PRC, or the Double Reduction Opinions, which regulate institutions offering after-school training services on academic subjects. Uncertainties exist in relation to the Double Reduction Opinions of After-school Training Institutions in the PRC, which may materially and adversely affect us, our results of operations, financial condition and prospects. In addition, among our 92 self-operated learning centers in operation as of June 30, 2021, 37 did not have the private school operating permits or business licenses, or were operating beyond the authorized business scope. While we believe that some of these learning centers were not required to obtain such private school operating permits, based on local regulations, they contributed to an aggregate of approximately 9% of our total gross billings for the six months ended June 30, 2021. Based on our understanding of the current PRC regulatory framework and discussions with our PRC counsel and the relevant local regulatory authorities, we currently believe that we will not be required to suspend the operation of a substantial number of our learning centers, notwithstanding the regulatory uncertainties. However, we cannot assure you that PRC regulatory authorities will not take any action contrary to our belief in the future; in which case our revenues, gross profit, income from operations and net income may decrease significantly and our liquidity and capital resources may also be materially and adversely affected.

While our business is influenced by factors affecting the offline and online ELT market in China generally, we believe our results of operations are more directly affected by company-specific factors, including the major factors highlighted below.

Student Enrollment

Our revenue primarily consists of course and service fees from students enrolled in our offline ELT and online ELT services, which revenue is directly driven by the number of our student enrollments, which is derived from the number of actual new sales contracts entered into between us and our students, excluding the number of refunded contracts and contracts with no revenue generated during a specified period of time. Our total student enrollment increased by 38.8%, from 26,230 student enrollments in the six months ended June 30, 2020 to 36,406 student enrollments in the six months ended June 30, 2021. Growth in our student enrollment is dependent on our ability to retain our current students and to recruit new students.

Our ability to retain existing students is largely dependent on the variety and quality of our course offerings, the quality of our teachers, and students’ overall satisfaction with the education services we offer. A substantial number of the students are enrolled in our courses through word-of-mouth referrals. Consequently, our ability to recruit new students also depends on our reputation and brand recognition, which are also affected by our branding activities and other selling and marketing efforts. Our reputation and brand recognition are primarily driven by the satisfaction of our students and the high quality of our teaching staff. We have expanded our service offerings to a full spectrum of offline and online ELT services, including general adult ELT and overseas training services to students of a wide range of age groups, since the inception of our first self-operated learning center. In 2014, we launched our online English learning platform “Likeshuo”, to offer online live streaming ELT courses to a wider student base. In 2018, we began offering junior ELT, which is mainly designed for students aged between six to eighteen, and introduced a new curriculum, the “Explore Curriculum,” for our general adult ELT.

Number and Maturity of Learning Centers

Our revenue growth is mainly driven by the number of our self-operated and franchised learning centers, which directly affects our overall student enrollment, as well as the maturity of our existing learning centers. Our ability to increase the number of self-operated and franchised learning centers depends on a variety of factors, including, but not limited to, identifying suitable locations and franchisees, hiring high-caliber teaching staff and other necessary personnel for the new learning centers, and other investment in implementing our centralized management across our offline learning center network. As of June 30, 2021, we had 92 self-operated learning centers covering 25 cities and 15 provinces, autonomous regions and municipalities in China, and 10 franchised learning centers across 9 cities in 9 provinces and municipalities in China. In addition, the maturity of our learning centers affects our revenue growth and profitability. Newly established learning centers normally start contributing to our revenue growth and profitability after an initial ramp-up period, which typically lasts between one to two years. For the six months ended June 30, 2020 and 2021, most of our newly established learning centers were able to generate sufficient gross billings to cover their operating costs during the ramp-up period. However, due to the impact of the COVID-19 pandemic, the number of our self-operated learning centers decreased from 112, as of June 30, 2020, to 92, as of June 30, 2021. We intend to continue to expand our learning center network. We believe that our large business scale strengthens our brands and enhances our reputation, which in turn supports further growth of our business. The number of our learning centers in operation may also be affected by changes in the PRC regulatory framework and practices. According to our PRC counsel, among the 92 self-operated learning centers as of June 30, 2021, 37 of them may have been operating without the requisite private school operating permits or business licenses, or were operating beyond their authorized business scope. If we are required to suspend the business operation of any of our learning centers, our reputation, results of operation and financial conditions could be materially and adversely affected.

Pricing

Our revenue is directly affected by the pricing of our courses and the type of services we offer. We typically charge students course and service fees based on the total number of course hours, the class sizes and the types of courses the students enroll in, or the types of services we provide to students. When we establish fees for our courses and services, we also consider the general economic condition and the income level of the residents of the relevant locations of our learning centers, the local demand for our services and our competitors’ fees for similar services.

We implement our effective centralized management systems at a majority of our franchised learning centers and require them to adhere to our standardized pricing and refund policies we apply at our self-operated learning centers in order to maintain stable student retention rates and efficient operations at our franchise learning centers. We may adjust the course and service fees for new contracts when we have upgraded our existing courses or developed new courses and services. The course and service fee levels of our learning centers remained relatively stable for the six months ended June 30, 2020 and 2021. In the long run, we seek to gradually increase our course and service fee levels without compromising our student enrollment.

Cost Control and Operating Efficiency

Our profitability depends significantly on our ability to improve our operating efficiency through effective cost controls. Our cost of revenues consists primarily of teaching staff costs and property expenses for our self-operated learning centers. Teaching staff costs depend on the number of our teachers we employ and their levels of compensation. We structure the compensation offered to our teachers to attract and retain the best teaching talent. The number of our full-time teachers, study advisors and teaching service staff decreased from 1,824, as of December 31, 2020, to 1,544, as of June 30, 2021, which decreases were commensurate with our adjustment of the number of learning centers.

Other operating expenses consist of sales and marketing expenses, general and administrative expenses and research and development expenses. Historically, we have incurred significant sales and marketing expenses primarily because we utilize a variety of sales and marketing approaches to increase our student enrollment and strengthen our brand recognition, including, but not limited to, various offline sales activities.

Upgrade and Diversification of Course and Service Offerings

We currently have a wide spectrum of offline and online ELT course offerings. Our extensive portfolio of diversified courses and services allows us to extend our operations to a wider group of customers and conduct cross-selling between our offline and online ELT businesses. This has fostered student retention and loyalty across various business lines. Historically, we have witnessed significant growth in our online ELT business since the launch of our “Likeshuo” platform in 2014. The synergy created by our offline-online business model has helped us to increase customer conversion rate at reasonable costs. We expect to continue to expand our online ELT business in an economical and effective manner with the support from our extensive offline learning center network. Nevertheless, we may experience a reduction in our revenue recognition and results of operations during any transition period as we gradually roll out new courses and services across our nationwide learning center network.

In addition, in early 2018, driven by the increasing English learning demand from younger students, we decided to further expand our business segments to include junior ELT in selected regions where we have extensive network coverage and brand recognition. In line with this strategy, we acquired ABC Education Group in June 2018. As part of the integration of this acquisition, we undertook a management restructuring and upgrade that led to increased administrative expenses. We also introduced the new “Explore Curriculum” for our general adult ELT beginning in 2018, the implementation of which was completed in May 2019 at all of our learning centers in the PRC. While we believe such new curriculum will have a positive long-term impact on improving our students’ comprehensive and practical English language abilities, the implementation of the new curriculum across our nationwide network of self-operated learning centers nevertheless caused a reduction in the course hours delivered and segment revenue recognized during the transition period.

The Impact of the COVID-19 Pandemic

For the six months ended June 30, 2021, our results of operations and financial condition were gradually recovering from the negative impact of the COVID-19 pandemic. However, as new COVID-19 variants have emerged, the period during which COVID-19 will negatively impact the global economy may be extended, and we may continue to be affected by the COVID-19 pandemic for the rest of 2021 and potentially beyond. In early February 2020, we temporarily closed all of our learning centers in the PRC in response to government mandates. In response, in early February 2020, we temporarily migrated all offline general adult ELT, overseas training and junior ELT courses to various online platforms to transition the relevant training services. These online platforms were utilized to facilitate the migration included our “Likeshuo” platform and our proprietary and third-party online platforms.

Since the second quarter of 2020, the number of newly confirmed COVID-19 cases in China declined, and the business activities in China’s major cities started to resume. As such, we re-opened 95 of our learning centers (including 84 self-operated learning centers and 11 franchised learning centers) by the end of June 2020. By September, 2020, we re-opened all of our learning centers. By October 2020, the operation of both our offline ELT and online ELT services returned to normal.

We have been gradually recovering from the negative impact of the COVID-19 pandemic on our business and results of operations. We had recognized an aggregate RMB411.3 million (US$ 63.7 million) in revenue in the six months ended June 30, 2021, a 10.9% increase compared to RMB370.9 million in the six months ended June 30, 2020. As of June 30, 2021, we had RMB144.2 million (US$22.3 million) in cash and cash equivalents. We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. We continue to pay close attention to the development of the COVID-19 pandemic, and expect to perform ongoing assessments of its development and take necessary measures to minimize the impact on our operations.

Key Components of our Results of Operations

Revenues

For the six months ended June 30, 2020 and 2021, we primarily offered general adult ELT, overseas training services, online ELT, junior ELT and other English language-related services. The table below sets forth a breakdown of our revenue for the periods indicated:

	For the Six Months Ended June 30,
	2020		2021
	RMB	%	RMB	US$	%

General adult ELT	113,120	30.5	146,272	22,655	35.6
Overseas training services	41,015	11.1	76,916	11,913	18.7
Online ELT
For adults	115,831	31.1	93,935	14,549	22.8
For juniors	29,916	8.1	27,179	4,209	6.6
For international test preparation	10,253	2.8	8,125	1,258	2
Japanese	264	0.1	2,928	453	0.7
Subtotal	156,264	42.1	132,167	20,469	32.1
Junior ELT	55,156	14.9	48,334	7,486	11.8
Other English language-related services(2)	5,354	1.4	7,630	1,182	1.8
Total	370,909	100.0	411,319	63,705	100.0

Revenue generated from general adult ELT was RMB113.1 million and RMB146.3 million (US$22.7 million), representing 30.5% and 35.6% of our total revenue for the six months ended June 30, 2020 and 2021, respectively. Revenue generated from overseas training services was RMB41.0 million and RMB76.9 million (US$11.9 million), representing 11.1% and 18.7% of our total revenue for the six months ended June 30, 2020 and 2021, respectively. Revenue generated from junior ELT was RMB55.2 million and RMB48.3 million (US$7.5 million), representing 14.9% and 11.8% of our total revenue for the six months ended June 30, 2020 and 2021, respectively. With respect to our general adult ELT, overseas training services and junior ELT, we generally collect course/service fees upfront from our students or in installments. We have refund policies in place for these businesses, and may refund the relevant course/service fees partially or fully, depending on when the request is made by the students in the applicable refund period. For our general adult ELT, overseas training services and junior ELT, we record the course/service fees initially as financial liabilities from contracts with customers, and then as deferred revenue, depending on whether the course/service fees under the relevant contracts are refundable.

Revenue generated from our online ELT was RMB156.3 million and RMB132.2 million (US$20.5 million), representing 42.1% and 32.1% of our total revenue for the six months ended June 30, 2020 and 2021, respectively. For the six months ended June 30, 2020 and 2021, revenue generated from online ELT for adults was RMB115.8 million and RMB93.9 million (US$14.5 million), respectively, representing 31.1% and 22.8%, respectively, of our revenue generated from the online ELT business. For the six months ended June 30, 2020 and 2021, revenue generated from online ELT for juniors was RMB29.9 million and RMB27.2 million (US$4.2 million) respectively, representing 8.1% and 6.6%, respectively, of our revenue generated from the online ELT business. Students of our online ELT services purchase prepaid study cards to enroll in the courses. We typically allow a refund of the course fees for any undelivered course/service hours after deducting a platform operation charge associated with delivering such courses/services online, if a student requests a refund during the contract period. We record the proceeds collected from online ELT initially as financial liabilities from contracts with customers, and revenue is generally recognized proportionately as the course hours are delivered. In addition, for further details of our revenue recognition policies, please see “—Revenue Recognition.”

We generate other revenue primarily from the franchised learning centers under the “Meten” brand, through which our franchisees are authorized to use our brand and are required to adopt our centralized management system. Under these contracts, we receive an initial or renewal franchise fee when we enter into or renew a franchise agreement, as applicable, and we charge a one-time design consulting fee. During the term of the franchise, we charge each franchisee recurring franchise fees (in addition to the initial or renewal franchise fees), based on an agreed percentage of its collected course and service fees and related individual course materials fees. Our other revenue also includes charges generated from our self-developed “Shuangge English” App, which applies a voice evaluation technology to improve students’ listening, speaking and reading abilities.

Cost of Revenues

Our cost of revenues consists primarily of (i) staff costs, including teaching staff salaries and, to a lesser extent, costs relating to our research and curriculum development team; (ii) property expenses, including rental, utilities and maintenance expenses of our learning centers; (iii) depreciation and amortization, which represents the depreciation of real properties and equipment for learning centers, amortization of operating leased right-of-use assets and amortization of our training services related intangible assets; and (iv) other costs, which primarily include consulting fees, foreign teacher-related administrative expenses and teaching materials. Our cost of revenues accounted for 75.7% and 66.7% of our revenues for the six months ended June 30, 2020 and 2021, respectively. The following table sets forth the components of cost of revenues both in absolute amount and as a percentage of our total cost of revenues for the periods indicated.

	For the Six Months Ended June 30,
	2020		2021
	RMB	%	RMB	US$	%

Staff costs	179,419	63.9	171,872	26,620	62.6
Property expenses	78,151	27.8	72,363	11,208	26.4
Depreciation and amortization for learning centers	17,505	6.2	13,989	2,167	5.1
Others	5,700	2.1	16,133	2,497	5.9
Total	280,775	100.0	274,357	42,492	100.0

The following tables set forth a breakdown of our cost of revenues by major business segment for the periods indicated.

General adult ELT

	For the Six Months Ended June 30,
	2020		2021
	RMB	%	RMB	US$	%

Staff costs	57,898	50.4	56,442	8,742	60.4
Property expenses, depreciation and amortization	54,532	47.5	34,007	5,267	36.4
Others	2,451	2.1	2,940	455	3.2
Total	114,881	100.0	93,389	14,464	100.0

Overseas training services

	For the Six Months Ended June 30,
	2020		2021
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Staff costs	17,907	43.6	21,590	3,344	41.8
Property expenses, depreciation and amortization	21,892	53.3	25,687	3,978	49.7
Others	1,302	3.1	4,405	682	8.5
Total	41,101	100.0	51,682	8,004	100.0

Online ELT

	For the Six Months Ended June 30,
	2020		2021
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Staff costs	86,010	99.1	67,575	10,466	98.6
Property expenses, depreciation and amortization	421	0.5	275	43	0.4
Others	396	0.4	663	103	1.0
Total	86,827	100.0	68,513	10,612	100.0

Junior ELT

	For the Six Months Ended June 30,
	2020		2021
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Staff costs	16,104	45.8	23,382	3,621	44.9
Property expenses, depreciation and amortization	18,810	53.5	25,479	3,946	48.9
Others	267	0.7	3,264	506	6.2
Total	35,181	100.0	52,125	8,073	100.0

Gross Profit and Gross Profit Margin

The following table sets forth our gross profit and gross profit margin by major business segment for the periods indicated.

	For the Six Months Ended June 30,
	2020		2021
	Gross Profit	Gross Profit Margin	Gross Profit		Gross Profit Margin
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
General adult ELT	(1,761)	(1.6)	52,883	8,191	36.2
Overseas training services	(86)	(0.2)	25,234	3,908	32.8
Online ELT	69,437	44.4	63,654	9,859	48.2
Junior ELT	19,975	36.2	(3,791)	(587)	(7.8)
Total	87,565	24.0	137,980	21,371	34.2

Operating Expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses, as well as research and development expenses. The table below sets forth our operating expenses, both in absolute amount and as a percentage of our total operating expenses for the periods indicated.

	For the Six Months Ended June 30,
	2020		2021
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Selling and marketing expenses	139,466	48.9	147,543	22,852	49.2
General and administrative expenses	130,415	45.7	144,511	22,382	48.2
Research and development expenses	15,182	5.4	7,526	1,166	2.6
Total	285,063	100.0	299,580	46,400	100.0

Selling and Marketing Expenses

Our selling and marketing expenses primarily consist of (i) salaries and benefits of our sales and marketing personnel, which amounted to RMB79.7 million and RMB83.1 million (US$12.9 million) for the six months ended June 30, 2020 and 2021, respectively; and (ii) marketing expenses, which amounted to RMB55.1 million and RMB53.3 million (US$8.3 million) for the six months ended June 30, 2020 and 2021, respectively. Our marketing expenses primarily consist of promotional activity expenses, including rental cost and personnel expenses for our offline sales points, online marketing expenses, media advertisement expenses and other marketing expenses; (iii) promotional expenses relating to the recruitment of prospective student; (iv) tele-marketing expenses; (v) consulting service fees for sales and marketing purposes; and (vi) other expenses, which primarily consist of the transaction fees withheld by certain third-party financial institutions in relation to the installment payment arrangements we help set up between certain of our students and such financial institutions, to facilitate the deferred payments of the course/service fees by such students, which amounts are recorded as sales and marketing expenses.

General and Administrative Expenses

Our general and administrative expenses mainly consist of (i) salaries and benefits of our administrative personnel; (ii) depreciation and amortization of the properties and facilities used for administrative purposes; and (iii) office expenses. We expect that our general and administrative expenses will increase in absolute amounts in the foreseeable future as we incur additional costs for becoming and being a public company. However, we expect this increase to be partially offset by our increasing economies of scale and anticipated improvement in our operating efficiency.

Research and Development Expenses

Our research and development expenses are primarily expenses incurred in relation to the development of our products, course content and IT systems. We expect to continue to increase our investment in research and development activities, as we believe the continuous development of our products and services may improve our teaching outcome and enhance students’ learning experience, which will be crucial to our success.

Results of Operations

The following table sets forth a summary of our consolidated results of operations, both in absolute amounts and as a percentage of total net revenue, for the period indicated. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Six Months Ended June 30,
	2020		2021
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Summary Consolidated Statements of Operations:
Revenues	370,909	100.0	411,319	63,705	100.0
Cost of revenues	(280,775)	(75.7)	(274,357)	(42,492)	(66.7)
Gross profit	90,134	24.3	136,962	21,213	33.3
Operating expenses:
Selling and marketing expenses	(139,466)	(37.6)	(147,543)	(22,852)	(35.9)
General and administrative expenses	(130,415)	(35.2)	(144,511)	(22,382)	(35.1)
Research and development expenses	(15,182)	(4.1)	(7,526)	(1,166)	(1.8)
(Loss)/income from operations	(194,929)	(52.6)	(162,618)	(25,187)	(39.5)
Interest income	282	0.1	173	27	—
Interest expenses	(2,284)	(0.6)	(3,475)	(538)	(0.8)
Foreign exchange gain/(loss), net	258	0.1	(1,054)	(163)	(0.3)
Gains/(losses) on disposal and closure of subsidiaries and branches	(10,163)	(2.7)	(5,495)	(851)	(1.3)
Gains on Short-term investments	—	—	—	—	—
Government grants	12,879	3.5	6,369	986	1.5
Equity in income/(loss) on equity method investments	107	*	1,449	224	0.4
Others, net	(932)	(0.3)	(1,735)	(269)	(0.4)
(Loss)/income before income tax	(194,782)	(52.5)	(166,386)	(25,771)	(40.5)
Income tax (expense)/benefit	(308)	(0.1)	(3,267)	(506)	(0.8)
Net (loss)/income	(195,090)	(52.6)	(169,653)	(26,277)	(41.2)

*	Denotes percentages between (0.1%) and 0.1%.

Six Months Ended June 30, 2021 Compared to Six Months Ended June 30, 2020

Revenues

Our total revenue increased by 10.9% from RMB370.9 million in the six months ended June 30, 2020 to RMB411.3 million (US$63.7 million) in the six months ended June 30, 2021, primarily as a result of the strong rebound in gross billing after the impact of COVID-19 receded.

For our general adult ELT, revenues increased from RMB113.1 million in the six months ended June 30, 2020 to RMB146.3 million (US$22.7 million) in the six months ended June 30, 2021, for our overseas training services, revenues increased from RMB41.0 million in the six months ended June 30, 2020 to RMB76.9 million (US$11.9 million) in the six months ended June 30, 2021, and for our Junior ELT, revenues decreased from RMB55.2 million in the six months ended June 30, 2020 to RMB48.3 million (US$7.5 million) in the six months ended June 30, 2021, among which, revenue for Junior ELT under “Meten” brand increased by 269.3% year-on-year in the six months ended June 30, 2021 to RMB39.2 million (US$6.1 million). In the six months ended June 30, 2021, Junior ELT under the “ABC” brand operated only for a limited period, and as a result, revenue for Junior ELT under the “ABC” brand decreased by 79.4% year-on-year.

For our online ELT, revenues decreased from RMB156.3 million in the six months ended June 30, 2020 to RMB132.2 million (US$20.5 million) in the six months ended June 30, 2021. This slight decrease was mainly due to the Company’s online ELT business having reached a peak as a result of the COVID-19 pandemic in the same period last year.

Cost of Revenues

Our total cost of revenues decreased by 2.3% from RMB280.8 million in the six months ended June 30, 2020 to RMB274.4 million (US$42.5 million) in the six months ended June 30, 2021.

Gross Profit and Gross Profit Margin

As a result of the foregoing, our gross profit increased by 52.0%, from RMB90.1 million in the six months ended June 30, 2020 to RMB137.0 million (US$21.2 million) in the six months ended June 30, 2021. Our gross profit margin increased from 24.3% in the six months ended June 30, 2020 to 33.3% in the six months ended June 30, 2021, due to the improvement of gross billings and operational efficiency.

Selling and Marketing Expenses

Our selling and marketing expenses increased by 5.8% from RMB139.5 million in the six months ended June 30, 2020 to RMB147.5 million (US$22.9 million) in the six months ended June 30, 2021.

General and Administrative Expenses

Our general and administrative expenses increased by 10.8% from RMB130.4 million in the six months ended June 30, 2020 to RMB144.5 million (US$22.4 million) in the six months ended June 30, 2021. This increase was primarily due to an increase in share-based compensation expenses.

Research and Development Expenses

Our research and development expenses decreased by 50.4% from RMB15.2 million in the six months ended June 30, 2020 to RMB7.5 million (US$1.2 million) in the six months ended June 30, 2021.

Interest Income

Our interest income decreased by 38.7% from RMB282 thousand in the six months ended June 30, 2020 to RMB173,000 (US$27,000) in the six months ended June 30, 2021.

Interest Expenses

Our interest expenses increased by 52.1% from RMB2.3 million in the six months ended June 30, 2020 to RMB3.5 million (US$0.5 million) in the six months ended June 30, 2021. The increase was mainly due to an increase in bank loans.

Foreign Exchange Gain/(Loss), net

We had a net total of RMB0.3 million foreign exchange gain in the six months ended June 30, 2020, as compared to a net total of RMB1.1 million (US$0.2 million) foreign exchange loss in the six months ended June 30, 2021.

Gains/(losses) on disposal and closure of subsidiaries and branches

Our losses on disposal and closure of subsidiaries and branches decreased from RMB10.2 million in the six months ended June 30, 2020 to RMB5.5 million (US$0.9 million) in the six months ended June 30, 2021.

Government Grants

We had a total of RMB12.9 million government grants in the six months ended June 30, 2020, as compared to RMB6.4 million (US$1.0 million) in the six months ended June 30, 2021. Such decrease was mainly due to the fact that more government subsidies were given in the first half of 2020 as part of the governmental measures to reduce negative impacts of the COVID-19 pandemic on enterprises.

Equity in Income/(loss) on Equity Method Investments

Our gain on equity method investments was RMB0.1 million in the six months ended June 30, 2020, and gain on equity method investments RMB1.4 million (US$0.2 million) in the six months ended June 30, 2021. This increase was mainly due to the improved operating performance of associated companies.

Others, Net

Our net loss from others increased from a loss of RMB0.9 million in the six months ended June 30, 2020 to a loss of RMB1.7 million (US$0.3 million) in the six months ended June 30, 2021.

Income/(Loss) Before Income Tax

As a result of the foregoing, we had a loss before income tax of RMB194.8 million in the six months ended June 30, 2020, as compared to a loss before income tax of RMB166.4 million (US$25.8 million) in the six months ended June 30, 2021.

Income Tax Expense/Benefit

We had income tax expense of RMB0.3 million in the six months ended June 30, 2020, as compared to income tax expense of RMB3.3 million (US$0.5 million) in the six months ended June 30, 2021.

Net Income/(Loss)

As a result of the foregoing, we had a net loss of RMB195.1 million in the six months ended June 30, 2020, as compared to a net loss of RMB169.7 million (US26.3 million) in the six months ended June 30, 2021.

Non-GAAP Financial Measures

To supplement our consolidated financial statements which are presented in accordance with U.S. generally accepted accounting principles , or GAAP, we also use adjusted net income and adjusted EBITDA as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by management to evaluate our operating performance. We also believe that such non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as management and in comparing financial results across accounting periods and to those of peer companies.

Adjusted net income and adjusted EBITDA should not be considered in isolation or construed as alternatives to net income/(loss) or any other measure of performance or as indicators of our operating performance. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Adjusted net income and adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Adjusted net income represents net income/(loss) before share-based compensation, offering expenses and warrant financing. The table below sets forth a reconciliation of our adjusted net income for the periods indicated:

	For the Six Months Ended June 30,
	2020	2021
	RMB	RMB	US$
	(in thousands, except for percentages)
Net (loss)/income	(195,090)	(169,653)	(26,277)
Add:
Share-based compensation expenses	4,577	38,358	5,941
Warrant financing	—	2,404	372
Adjusted net (loss)/income	(190,513)	(128,891)	(19,964)

In addition, adjusted EBITDA represents the net income/(loss) before interest expenses, income tax expenses, depreciation and amortization, and excluding share-based compensation expenses, offering expenses and warrant financing. The table below sets forth a reconciliation of our adjusted EBITDA for the periods indicated:

	For the Six Months Ended June 30,
	2020	2021
	RMB	RMB	US$
	(in thousands, except for percentages)
Net (loss)/income	(195,090)	(169,653)	(26,276)
Subtract:
Net interest income/(loss)	(2,002)	(3,302)	(511)
Add:
Income tax expense/(benefit)	308	3,267	506
Depreciation and amortization	28,591	21,061	3,262
EBITDA	(164,189)	(142,023)	(21,997)
Add:
Share-based compensation expenses	4,577	38,358	5,941
Warrant financing	-	2,404	372
Adjusted EBITDA	(159,612)	(101,261)	(15,684)

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our two wholly-owned subsidiaries in Hong Kong, Meten Education (Hong Kong) Limited and Likeshuo Education (Hong Kong) Limited, are subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. No Hong Kong profit tax has been levied in our consolidated financial statements, as Meten Education (Hong Kong) Limited and Likeshuo Education (Hong Kong) Limited had no assessable income for the six months ended June 30, 2020 and 2021.

PRC

Our subsidiaries and affiliated entities in China are companies incorporated under the PRC laws and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to value added tax, or VAT, at a rate of 6%, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law. In addition, most of our subsidiaries in China that participate in the non-diploma education service industry choose the simplified method of taxation where the VAT collection rate is 3%.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries, Zhuhai Meizhilian Education Technology Co., Ltd., or Zhuhai Meten, and Zhuhai Likeshuo Education Technology Co., Ltd., or Zhuhai Likeshuo. The PRC Enterprise Income Tax Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between the PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, the withholding tax rate with respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Nonresident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file the necessary forms and supporting documents when providing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, we may be able to benefit from the 5% withholding tax rate for the dividends received from Zhuhai Meten and Zhuhai Likeshuo, if they satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

Critical Accounting Policies

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make judgment, estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and revenue and expenses. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of relevant current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting the application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included herein.

Revenue Recognition

We adopted ASC 606, “Revenue from Contracts with Customers” for all periods presented. Consistent with the criteria of ASC 606, we follow five steps for revenue recognition: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The primary sources of our revenues are as follows:

General adult ELT and overseas training services

Course and service fees for general adult ELT are generally collected in advance as a package for: (i) course fee of main general adult English courses; (ii) course fee of supplementary general adult English course; (iii) education materials; and (iv) assessment of level of English proficiency.

The overseas training services are provided for customers who plan to take international standardized tests and/or study abroad. Such services mainly comprise international standardized test preparation courses, which is the key component, and overseas study services.

Students can attend general adult ELT courses and international standardized test preparation courses for predetermined course hours in a predetermined period of time. Supplementary general adult ELT courses can be attended without limit in such period of time. Generally, students are entitled to a short-term course trial period/trial courses which commence on the date the course begins or the date the contract is signed. Refunds are provided to students if they decide not to participate in such course within the trial period/trial courses. In addition, we offer refunds in an amount up to 70% of the uncompleted course fees to students who withdraw from such courses, provided attended classes are less than or equal to 30% of total course hours of such course at the time of withdrawal. No refund will be provided to students who have attended more than 30% of the total course hours the underlying course.

Each type of service/product included in the course fee is a separate unit of accounting, as each type has distinct nature with different patterns and measurements of transfer to the students. We estimate stand-alone selling prices of each service/product and recognize them in different revenue recording methods.

For main general adult ELT courses/international standardized test preparation courses, revenues are recognized proportionately as the course hours are consumed. Students may not utilize all of their contracted rights within the service period. Such unutilized service treatments are referred to as “breakage”. An expected breakage amount is determined by historical experience and is recognized as revenue in proportion to the pattern of service utilized by the students.

For supplementary general adult ELT courses, revenues are recognized on a straight-line basis over the entire main general adult ELT course period.

For education materials and assessments of level of English proficiency, revenues are recognized according to the accounting policy for sales of goods. See “— Sales of goods.”

Course fees received are initially recorded as financial liabilities from contracts with customers. During the trial period/trial courses, we recognize contract assets when revenues are recognized. After the completion of trial period/trial courses but before the completion of 30% of total course hours of such course, the contract assets are set off against the financial liabilities from contracts with customers, recognition of revenue is recorded as a reduction of the related financial liabilities from contracts with customers, and nonrefundable amounts of course fee are transferred from financial liabilities from contracts with customers to deferred revenue. After the completion of 30% of total course hours of such course, the remaining financial liabilities from contracts with customers are reclassified as deferred revenue in the consolidated balance sheet and the recognition of revenue is recorded as a reduction of the deferred revenue.

Online ELT

We operate “Likeshuo” platform to offer online live streaming ELT courses. Students enrolled for online courses by using prepaid study cards. For courses offered on the “Likeshuo” platform, we typically allow refunds of the course fees for any undelivered course hours after deducting a platform operation charge associated with the delivering such courses online, provided that a student can apply for refund at any time during these courses.

The proceeds collected for the study cards are initially recorded as financial liabilities from contracts with customers. Revenues are generally recognized proportionately as the course/service hours are delivered.

Junior ELT

We offer junior ELT services under our “Meten” brand and “ABC” brand. Students attend the classroom-based training for predetermined course hours in a predetermined period of time.

We assess and consider a number of factors when determining the transaction price. In making such assessment, we consider price concessions, discounts, rebates, refunds, credits, incentives, performance bonuses, penalties or other similar items. For courses offered under our “Meten” brand, the refund policy is similar to our general adult ELT service. For courses offered under our “ABC” brand, customers are generally entitled to a refund that is proportionate to incomplete course hours after a deduction of RMB2,000, as an early contract termination fee, if such customer requests a refund within 30 days upon the commencement of the course. No refund will be provided if a customer requests a refund after 30 days upon the commencement of the course. Course fees received are initially recorded as financial liabilities from contracts with customers. Within the 30-day trial period, recognition of revenue is recorded as a reduction of the related financial liabilities from contracts with customers. After 30 days and upon the commencement of the course, the remaining financial liabilities from contracts with customers are reclassified as deferred revenue in the consolidated balance sheet and the recognition of revenue is recorded as a reduction of the deferred revenue. Revenues are generally recognized proportionately as the course hours are delivered.

Sales of goods

Sales of goods are primarily derived from (i) the sales of food and beverages at our self-operated learning centers; and (ii) the delivery of education materials and assessment report of level of English proficiency as included in the package of the general adult ELT. Revenue is recognized when the customer takes possession of and accepts the products.

Other English language-related services

Revenues from other English language-related services are primarily derived from franchised learning centers through which the franchisees are authorized to use our brands and are required to adopt our centralized management system. A one-time initial franchise fee and one-time design consulting fee or a one-time renewal franchise fee is received when we enter into or renew a franchise agreement. During the term of the franchise agreement, which is generally three years, each franchisee is charged recurring monthly franchise fees based on an agreed percentage of its collected course and service fees and related individual course materials fees. The revenue of initial/renewal franchise fee is recognized on a straight-line basis over the franchise period. The revenue of the one-time design consulting fee is recognized when the consulting service is provided. The revenue of a recurring franchise fee is recognized when the franchisee and we confirm and agree as to the calculation of the fee at the end of each month during the franchise term.

Lease

We adopted ASU No. 2016-02, “Leases” on January 1, 2019. We determine if an arrangement is a “lease” at its inception. Operating leases are included in any operating lease right-of-use (“ROU”) assets, current and non-current lease liabilities on our consolidated balance sheets.

ROU lease assets represent our right to use an underlying asset for a specified lease term, and lease obligations represent our obligation to make the corresponding lease payments arising from the lease. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of our leases do not provide an implicit payment rate, we use our incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future payments. The operating lease ROU assets also include initial direct costs incurred, and any lease payments made to the lessor at or before the commencement date, minus any lease incentives we received. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Goodwill

Goodwill represents the excess purchase price over the estimated fair value of net assets acquired in a business combination.

Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit. Application of the goodwill impairment test requires judgment, including the identification of the reporting unit, assignment of assets and liabilities to the reporting unit, assignment of goodwill to the reporting unit, and determination of the fair value of each reporting unit. Estimating fair value is performed by utilizing various valuation techniques, with a primary technique being a discounted cash flow which requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur, and determination of our weighted average cost of capital.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards, if any. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the consolidated statements of comprehensive income in the period the change in tax rates or tax laws is enacted. We reduce the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is “more-likely-than-not” that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a “more-likely-than-not” realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of futures profitability, the duration of statutory carryforward periods, and our experience with operating loss and tax credit carryforwards, if any, not expiring.

In the financial statements, we recognize the impact of a tax position if that position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. Interest and penalties recognized related to an unrecognized tax benefits are classified as income tax expense in the consolidated statements of comprehensive income.

Share-based compensation

Share-based compensation costs are measured at the grant date. The compensation expense in connection with the shares awarded to employees is recognized using the straight-line method over the requisite service period. Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate. In determining the fair value of the shares awarded to employees, the discounted cash flow pricing model has been applied.

Liquidity and Capital Resources

Our principal sources of liquidity have been from cash generated from operating activities. As of December 31, 2020, and as of June 30, 2021, we had RMB90.1 million and RMB144.2 million (US$22.3 million), respectively, in cash and cash equivalents. Cash and cash equivalents consist of cash on hand placed (i) with banks or other financial institutions and (ii) in highly liquid investments which are unrestricted as to withdrawal and use and have original maturities of three months or less when purchased. Our cash and cash equivalents are primarily denominated in Renminbi.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities, and funds raised from financing activities. As an offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries through loans or capital contributions, subject to applicable regulatory approvals. We cannot assure you that we will be able to obtain these regulatory approvals on a timely basis, if at all. We believe that our current available cash and cash equivalents will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

However, we may require additional cash resources, due to changing business conditions or other future developments, including any investment or acquisition we may decide to pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, sell debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities would result in additional dilution to our shareholders. The incurrence of indebtedness and issuance of debt securities would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.

As a holding company with no material operations of our own, we are a corporation separate and apart from our subsidiaries and our variable interest entities, Shenzhen Meten International Education Co., Ltd. and Shenzhen Likeshuo Education Co., Ltd. (collectively, the “VIEs”) and their subsidiaries and, therefore, must provide for our own liquidity. We conduct our operations in China primarily through our affiliated entities. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries, our VIEs and their subsidiaries and learning centers. If our PRC subsidiaries or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their respective retained earnings, if any, as determined in accordance with Chinese accounting standards and regulations.

Under the applicable PRC laws and regulations, each of our PRC subsidiaries and learning centers are required to set aside a portion of its after tax profits each year to fund certain statutory reserves, and funds from such reserves may not be distributed to us as cash dividends except in the event of liquidation of such subsidiaries. These statutory limitations affect, and future covenant debt limitations might affect, our PRC subsidiaries’ ability to pay dividends to us. We currently believe that such limitations will not impact our ability to meet our ongoing short-term cash obligations, although we cannot assure you that such limitations will not affect our ability to meet our short-term cash obligations and to distribute dividends to our shareholders in the future.

The following table sets forth a summary of our cash flows for the periods presented:

	For the Six Months Ended June 30,
	2020	2021
	RMB	RMB	US$
	(in thousands, except for percentages)
Summary Consolidated Cash flow Data:
Net cash flow used in operating activities	(167,159)	(152,993)	(23,695)
Net cash used in investing activities	(24,472)	(335)	(52)
Net cash generated from financing activities	214,440	205,251	31,789
Net increase in cash and cash equivalents and restricted cash	22,809	51,923	8,042
Cash and cash equivalents and restricted cash at the beginning of year	151,731	100,473	15,561
Cash and cash equivalents and restricted cash at the end of year	174,540	152,396	23,603

Operating Activities

Net cash used in operating activities amounted to RMB167.2 million for the six months ended June 30, 2020. The difference between our net loss of RMB195.1 million and the net cash used in operating activities was primarily due to (i) depreciation and amortization of RMB28.6 million; (ii) amortization of operating lease right-of-use assets of RMB75.2 million; (iii) impairment loss of goodwill of RMB16.5 million; (iv) gain on disposal and closure of subsidiaries and branches of RMB10.2 million; (v) a decrease in prepayments and other current assets of RMB43.0 million; (vi) an increase in accrued expenses and other payables of RMB43.4 million; and (vii) an increase in accounts payable of RMB13.1 million, partially offset by (i) an increase in accounts receivable of RMB20.9 million; (ii) a decrease in deferred revenue of RMB42.0 million; (iii) a decrease in financial liabilities from contracts with customers of RMB69.1 million; and (iv) a decrease in operating lease liabilities of RMB70.3 million. Operating lease liabilities decreased, mainly due to the closure of some learning centers and the withdrawal of a lease. Our accounts receivable relates to the franchise fees to be received from our franchised learning centers, which increased for the six months ended June 30, 2020, because we received some students who were transferred from the franchise center. The decrease in financial liabilities from contracts with customers for the six months ended June 30, 2020, was mainly as a result of the decrease of gross billings due to the COVID-19 pandemic.

Net cash flow used in operating activities amounted to RMB153.0 million (US$23.7 million) for the six months ended June 30, 2021. The difference between our net loss of RMB169.7 million (US$26.3 million) and the net cash used in operating activities was primarily due to (i) depreciation and amortization of RMB21.1 million (US$3.3 million); (ii) amortization of operating lease right-of-use assets of RMB46.2 million (US$7.1 million); (iii) share-based compensation expenses of RMB38.4 million (US$5.9 million); (iv) impairment loss of goodwill of RMB6.0 million (US$0.9 million); (v) gain on disposal and closure of subsidiaries and branches of RMB5.5 million (US$0.9 million); and (vi) a decrease in prepayments and other current assets of RMB26.5 million (US$4.1 million), partially offset by (i) an increase in accounts receivable of RMB5.3 million (US$0.9 million); (ii) a decrease in deferred revenue of RMB13.8 million (US$2.1 million); (iii) a decrease in financial liabilities from contracts with customers of RMB54.4 million (US$8.4 million), and (iv) a decrease in operating lease liabilities of RMB55.5 million (US$8.6 million); and (v) a decrease in accrued expenses and other payables of RMB13.1 million (US$2.0 million). Operating lease liabilities decreased was mainly due to the closure of some learning centers and the withdrawal of a lease. Our accounts receivable relates to the franchise fees to be received from our franchised learning centers, which increased for the six months ended June 30, 2021, because we received some students who were transferred from the franchise center. The decrease in financial liabilities from contracts with customers for the six months ended June 30, 2021, was mainly as a result of the decrease of gross billings due to the recurrence of COVID-19.

Investing Activities

Net cash used in investing activities amounted to RMB24.5 million for the six months ended June 30, 2020. This was primarily attributable to (i) the purchase of short-term investments of RMB 42.4 million, (ii) the purchase of property and equipment of RMB8.7 million, and (iii) advances to related parties of RMB1.4 million, partially offset by (i) the proceeds from disposal of property and equipment of RMB 22.7 million, and (ii) our repayment of advances to related parties of RMB5.4 million.

Net cash used in investing activities amounted to RMB0.3 million (US$52,000) for the six months ended June 30, 2021. This was primarily attributable to (i) disposal of subsidiaries of RMB2.0 million (US$0.3 million), (ii) purchases of property and equipment of RMB1.5 million (US$0.2 million), and (iii) advances to related parties of RMB0.8 million (US$0.1 million), partially offset by our repayment of advances to related parties of RMB4.0 million (US$0.6 million).

Financing Activities

Net cash generated from financing activities amounted to RMB214.4 million for the six months ended June 30, 2020. This was primarily attributable to (i) proceeds from contributions from equity shareholders of RMB208.6 million, (ii) proceeds from bank loans of RMB64.9 million, and (iii) proceeds of advances from related parties of RMB15.5 million, partially offset by our (i) repayment of bank loans of RMB72.2 million, and (ii) payment for offering expenses of RMB12.5 million.

Net cash generated from financing activities amounted to RMB205.3 million (US$31.8 million) for the six months ended June 30, 2021. This was primarily attributable to (i) proceeds from recapitalization of RMB272.3 million (US$42.2 million), (ii) proceeds from bank loans of RMB27.0 million (US$4.2 million), and (iii) proceeds of advances from related parties of RMB108.0 million (US$16.7 million), partially offset by our (i) repayment of advances from related parties of RMB84.1 million (US$13.0 million), and (ii) repayment of bank loans of RMB117.9 million (US$18.3 million).

Capital Expenditures

Our capital expenditures amounted to RMB8.7 million and RMB1.5 million (US$0.2 million) in the six months ended June 30, 2020 and 2021, respectively, for purchases of property and equipment and intangible assets, such as course materials and software. We will continue to make capital expenditures to meet the expected growth of our business and expect that cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our affiliated entities in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries, which in turn depends on the service and license fees paid to Zhuhai Meten and Zhuhai Likeshuo. As we invest in and expand our PRC operations in the future, each of Meten BVI, Likeshuo BVI, Zhuhai Meten and Zhuhai Likeshuo will continue to rely on service and license fees from our affiliated entities and we will rely on dividends from Meten BVI and Likeshuo BVI, and Zhuhai Meten and Zhuhai Likeshuo for our cash needs. Furthermore, if our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Although we currently do not require any such dividends, loans or advances from our entities for working capital and other funding purposes, we may in the future require additional cash resources from them, due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders.

Our revenue contribution primarily comes from our affiliated entities. All of our operations are based in the PRC and our assets are primarily located in the PRC.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board, or FASB, issued ASU No. 2016-13, “Financial Instruments—Credit Losses” (“ASU 2016-13”), which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses, in order to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. ASU 2016-13 is effective for Emerging Growth Companies (“EGCs”) for fiscal years beginning after December 15, 2022 and interim periods within those fiscal years and effective for public companies, excluding EGCs and smaller reporting companies, for fiscal years beginning after December 15, 2019. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are in the process of evaluating the impact of ASU 2016-13 on its consolidated financial statements.

In January 2017, the FASB issued guidance which simplifies the current two-step goodwill impairment test by eliminating step two of the test. The guidance requires a one-step impairment test in which an entity compares the fair value of a reporting unit with its carrying amount and recognizes an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, if any. This guidance is effective for EGCs for fiscal years beginning after December 15, 2022 and interim periods within those fiscal years, and is effective for public companies, excluding EGCs and smaller reporting companies, for fiscal years beginning after December 15, 2019, and should be applied on a prospective basis. Early adoption is permitted for the interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We are currently evaluating the impact of the adoption of this guidance on its financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The amendments in ASU 2018-13 will be effective for us beginning after December 15, 2019, including interim periods within the year. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU No. 2018-13 and delay adoption of the additional disclosures until their effective date. We are not early adopting the standard and it is in the process of evaluation the impact of adoption of this new standard on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, “Simplifying the Accounting for Income Taxes” (“ASU 2019-12”). ASU 2019-12 simplifies the accounting for income taxes by removing certain exceptions to the general principles in ASC Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of ASC Topic 740, by clarifying and amending existing guidance. For public business entities, the amendments in ASU No. 2019-12 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted. We are not early adopting the standard and currently is in the process of evaluation the impact of adoption of this new standard on its consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-03 (“ASU 2020-03”), “Codification Improvements to Financial Instruments”. ASU 2020-03 represents changes to clarify or improve the codification. The amendments make the codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. With regard to amendments related to Issue 1, Issue 2, Issue 4, and Issue 5, for public business entities, the amendments are effective upon issuance of this final Update, for all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years beginning after December 15, 2020. Early application is permitted. We are not early adopting the standard and it is in the process of evaluation the impact of adoption of this new standard on its consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, “Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”), which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. ASU 2020-06 simplifies an issuer’s accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. ASU 2020-06 also simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Further, ASU 2020-06 enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share (EPS) guidance, i.e., aligning the diluted EPS calculation for convertible instruments by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or shares, adding information about events or conditions that occur during the reporting period that cause conversion contingencies to be met or conversion terms to be significantly changed. This update will be effective for the Company’s fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Entities can elect to adopt the new guidance through either a modified retrospective method of transition or a fully retrospective method of transition. We are currently in the process of evaluating the impact of adopting ASU 2020-06 on its consolidated financial statements and related disclosure.

Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Off-Balance Sheet Arrangements

We, in cooperation with several third-party financing institutions (the “Loan Institutions”), offer tuition installment payment options to our students. Under this arrangement, the Loan Institutions remit the tuition fees to us for the borrowing students to complete their purchases of the courses. The interest expenses of the installment are born by the borrowing students who are obligated to repay the loans in pre-agreed installments over a period of 6 to 24 months to the Loan Institutions. According to one of the arrangements we had with the Loan Institutions, we are obligated to repay 50% of any overdue amounts to the Loan Institution for any default in repayment by the borrowing students. The maximum amount of undiscounted payments we would have to make in the event of borrower default is nil as of June 30, 2020 and 2021. We consider the fair value of the guarantee not to be significant to our consolidated financial statements and do not recognize this as a liability based on the estimated fair value of the guarantee.

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2021:

	Payment Due by Period
(In thousands of RMB)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	292,734	153,455	111,037	26,839	1,403
Purchase obligations	2,488	2,488	-	-	-
Total	295,222	155,943	111,037	26,839	1,403